Exhibit 99(a)

SCHERING-PLOUGH REPORTS ON MANUFACTURING ISSUES AND FDA INSPECTIONS
OF U.S. FACILITIES, COMMENTS ON EARNINGS IMPACT

KENILWORTH, N.J., Feb. 15, 2001 - Schering-Plough Corporation (NYSE: SGP) today reported that manufacturing process and control issues have led to reduced sales of certain products in the U.S. marketplace, with the result that first quarter and full-year 2001 sales and earnings will be lower than expected.

The company said the U.S. Food and Drug Administration (FDA) has been conducting inspections of the company's manufacturing facilities in New Jersey and Puerto Rico, and has issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices (GMPs), primarily relating to production processes, controls and procedures.

Schering-Plough is confident that all prescription and OTC products currently in the marketplace are safe and effective, and that the needs of patients will be met.

"Our highest priority is - and always has been - the well-being of patients who use our products," said Richard Jay Kogan, chairman and chief executive officer. "I am taking full responsibility for resolving these matters in a timely manner and securing FDA's confidence in the quality and reliability of our manufacturing systems and controls. The management of this company is committed to accomplishing this and putting Schering-Plough back on the solid growth track that has been our hallmark."

Schering-Plough anticipates that first quarter 2001 diluted earnings per share will be lower by as much as 15 percent versus the 42 cents per share reported for the same period last year. Some factors affecting first quarter results also are expected to negatively affect earnings for the full year 2001, although the extent of this impact will depend upon the timing and nature of a resolution of the manufacturing issues. The company has not previously made an earnings projection for 2001.

Schering-Plough said among the issues affecting its ability to manufacture and ship certain pharmaceutical products has been the temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues.

After the company experienced manufacturing problems in the fall of 1999 involving aerosol inhaler products, Schering-Plough undertook a broad review of manufacturing systems and procedures with the help of outside consultants. From this, Schering-Plough developed a GMP action plan applicable to all manufacturing sites regulated by FDA. The company had designed and was implementing improvements under that plan when FDA initiated the recent general GMP inspections of Schering-Plough's New Jersey and Puerto Rico manufacturing facilities. While Schering-Plough has taken extensive measures intended to enhance its manufacturing processes and controls, the company notes that FDA's inspection reports and its own internal reviews indicate that improvements are required.

As part of its effort to improve manufacturing and quality-control functions, the company has committed to spend more than $50 million in new equipment, process and system improvements. In addition, the company has increased the number of personnel dedicated to quality control and compliance. By year-end 2001, the company will have increased the number of authorized quality-related positions at its FDA-regulated sites by 30 percent since 1999. The company has also initiated major organizational changes in its manufacturing and quality control operations, appointing a new senior vice president of technical operations and creating a quality unit headed by a new senior vice president. In addition, new senior managers in manufacturing have been brought in from outside the company.

Schering-Plough also reported that FDA has advised the company that GMP deficiencies cited in facility inspection reports must be resolved prior to granting approval of the company's pending New Drug Application (NDA) for CLARINEX™ (desloratadine) Tablets. In response to a Jan. 19, 2001 "approvable" letter for CLARINEX, Schering-Plough has submitted revised product labeling as requested by FDA and there are no outstanding scientific or clinical issues that would affect approval of the product. Schering-Plough said it is ready to launch CLARINEX into the U.S. market upon approval. The company noted that it continues to market CLARITINÒ (loratadine), the nation's largest-selling nonsedating antihistamine.

DISCLOSURE NOTICE: The information in this press release includes certain "forward-looking" statements concerning the expected impact on the company's first-quarter and full-year 2001 sales and earnings from the manufacturing process and control issues described herein, the company's efforts going forward to resolve the GMP issues identified by FDA at certain of the company's manufacturing facilities, remedies FDA may seek with respect to those issues, the expected need for and cost of any additional remedial actions the company may take, and the pendency of the company's NDA for CLARINEX which remains subject to FDA approval. The reader of this release should understand that the resolution of these issues with FDA, as well as the potential impact of those issues on the company's first-quarter and full-year 2001 sales and earnings, are subject to substantial risks and uncertainties. Many factors could cause actual results to differ materially from the company's forward-looking statements, including that the timing, scope and duration of a resolution of the manufacturing issues will depend on the ability of the company to assure FDA of the quality and reliability of its manufacturing systems and controls, and the extent of remedial and prospective obligations undertaken by the company. Other risk factors include that the FDA approval process is uncertain and can cause delays in approval of new products, and that any failure to meet good manufacturing practices established by FDA can result in delays in the release of products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, fines and other civil or criminal sanctions. In addition to the risks and uncertainties relating to the company's manufacturing deficiencies, the company's forward-looking statements relating to, among other things, sales and earnings, may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, new manufacturing issues that may arise, trade buying patterns, patent positions and litigation, among other things. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 1999 annual report on Form 10-K.

Schering-Plough Corporation is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.